James J. Moloney
Direct: +1 949.451.4343
Fax: +1 949.475.4756
JMoloney@gibsondunn.com

March 28, 2014

VIA EDGAR AND OVERNIGHT

DELIVERY

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sotheby’s (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed March 17, 2014 by Third Point LLC et al.

File No. 001-09750

Dear Mr. Panos:

On behalf of our client, Third Point LLC (“Third Point”), we are writing in response to the comment letter, dated March 26, 2014 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Third Point’s above-referenced Preliminary Proxy Statement on Schedule 14A, filed with the Commission on March 17, 2014 (the “Preliminary Proxy Statement”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by Third Point’s responses to each comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Preliminary Proxy Statement. Page numbers and other similar references used in the Staff’s comments and Third Point’s responses below refer to the Amended Proxy Statement filed today (the “Proxy Statement”), unless otherwise noted.

Mr. Nicholas P. Panos

March 28, 2014

Response to Staff Comments

General

1. Comment: We note that you filed your preliminary proxy statement using the EDGAR tag “PREN14A” rather than the EDGAR tag “PREC14A,” which indicates that the materials relate to a contested election of directors. Please file the amended proxy statement with the PREC14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated.

Response: Third Point acknowledges the Staff’s comment and respectfully notes that because the Company had already filed a PREC14A, Third Point believed that it was important that stockholders be aware that its preliminary proxy was filed by non-management. Third Point sought to prevent confusion with the Company’s filing by using a different EDGAR tag than the Company. Additionally, Third Point was informed by the printer that a PREC14A would not receive automatic acceptance because there was already a PREC14A on file for the Company. Regardless, Third Point acknowledges the Staff’s comment and will consider it for future preliminary filings.

We note that Third Point’s revised materials are being filed as definitive materials under EDGAR tag “DEFC14A” in light of the fact that, even though Third Point filed its preliminary materials only four days after the Company filed theirs, the Company has filed definitive materials and commenced mailing earlier this week.

Background of this Solicitation, page 1

2. Comment: It appears that the date you state the Company announced the adoption of the shareholder rights plan is in error. Please revise for accuracy.

Response: Third Point acknowledges the Staff’s comment and its error and has revised the disclosure on Page 1 of the Proxy Statement to state that on October 4, 2013, the Company announced the adoption of the shareholder rights plan.

3. Comment: We note your statements that, because Third Point believes that “a sole voice representing stockholders’ interests in the boardroom is insufficient,” you “consistently adhered to a request for multiple board seats” and rejected the Company’s offer of a single seat on the board to Mr. Loeb. Please reconcile these statements with the disclosure that your director nominees, other than Mr. Loeb, beneficially own 0.02% and 0.01%, respectively, of the Company’s common stock and clarify why it is your belief that one board seat would be insufficient to align stockholder interests.

Mr. Nicholas P. Panos

March 28, 2014

Response: Third Point acknowledges the Staff’s comment and has revised the first sentence of the last paragraph on Page 1 of the Proxy Statement to state that “While we welcomed the Company’s endorsement of Mr. Loeb as an appropriate Board member, based on Third Point’s experience, a single nominee from an outside stockholder in a boardroom of twelve directors is insufficient…”

Third Point notes that the Third Point Entities and Mr. Dan Loeb collectively own approximately 9.62% of the Common Stock of the Company, which is almost ten times the stake that is collectively held by all of the members of the Board. Third Point further notes that the majority of directors currently on the Board have been members for seven or more years, and collectively during that period they have only accumulated less than 1% of the Common Stock of the Company. Mr. Wilson and Mr. Reza have never been members of the Board, and Third Point believes that if they had been on the Board for as long as the majority of current directors, they would each own more Common Stock than the current Board members. In addition, the Company’s poison pill has prevented Mr. Wilson and Mr. Reza from acquiring significantly more Common Stock. Thus, the fact that Mr. Wilson and Mr. Reza currently own 0.02% and 0.01%, respectively, of the Common Stock of the Company is not, in our view, inconsistent with Third Point’s view that more than one board seat is needed in order to have a meaningful impact on a board of twelve directors.

Finally, Third Point believes it is necessary to run more than one director nominee so that stockholders have more than one stockholder-nominated choice of nominees when voting for and electing directors to the Board.

4. Comment: Revise to disclose the basis upon which the participants have concluded that Mr. Loeb previously has been the “sole voice representing stockholder interests” in boardrooms and support the implied assertion that the existing Sotheby’s directors have breached their fiduciary duties by failing to represent shareholder interests.

Response: Third Point acknowledges the Staff’s comment and respectfully submits that it has never concluded that Mr. Loeb previously has been the “sole voice representing stockholder interests” in boardrooms. The specific statement where that quote was excerpted from was intended to reflect Third Point’s view that one director on a board of twelve directors is not enough to bring about necessary change at the Company. Please see our response to Comment 3 above for the revision that Third Point has made to the disclosure in its Proxy Statement.

Third Point also respectfully submits that it never made an implied assertion that the existing Sotheby’s directors have breached their fiduciary duties by failing to represent shareholder interests. Third Point only intended to state that stockholder interests would be better represented with more than one outside stockholder-nominated director on the Board.

Mr. Nicholas P. Panos

March 28, 2014

As disclosed in the Proxy Statement filed today, Third Point did file a complaint against all of the members of the Board and the Company in the Court of Chancery of the State of Delaware (the “Court of Chancery”) alleging that the members of the Board breached their fiduciary duties by adopting the poison pill and enforcing it against the Third Point Entities. In the Court of Chancery complaint, Third Point requested, among other things, that the Court of Chancery declare the poison pill unenforceable under the circumstances and require the Company to redeem the poison pill in its entirety, or in the alternative, either enjoin the Company and the Board from enforcing the poison pill against the Third Point Entities or order the Company and the Board to amend the poison pill to allow the Third Point Entities to acquire up to 20% of the Company’s outstanding Common Stock without triggering the poison pill. Third Point also filed a motion requesting that the Court of Chancery expedite the case and hold a trial in advance of the Annual Meeting. Copies of the complaint and the motion to expedite were filed as Exhibit 99.5 and Exhibit 99.6, respectively, to Third Point’s Amendment 4 to Schedule 13D filed on March 26, 2014.

Reasons for this Solicitation, page 2

5. Comment: We note that the following assertions also appear to be unsupported:

•	The board has refused to “fully embrace its stockholders’ desire for change” and its “paramount interest is in ensuring its members and the Company’s nominees are protected rather than maximizing stockholder value…” (page 2);

Response: As described in the Proxy Statement, on October 2, 2013, Mr. Loeb sent a letter (the “October Letter”) to Mr. Ruprecht expressing concerns about the Company’s lack of leadership, strategic vision and alignment with stockholder interests. Mr. Loeb offered to join the Board immediately and to help recruit new directors.

Just two days after the October letter, in the face of a possible proxy contest but not in the face of a hostile takeover, the Board announced the adoption of the poison pill.

The poison pill the Board adopted is triggered by the acquisition of a mere 10% of the Common Stock of the Company by any investor who plans to engage in a proxy contest. However, the poison pill specifically allows passive 13G filers to acquire up to 20% of the Common Stock of the Company. The poison pill’s provision that discriminates between passive stockholders and other stockholders reflects, in Third Point’s view, the real purpose of the poison pill: to favor those stockholders who are more likely to be friendly to

Mr. Nicholas P. Panos

March 28, 2014

management while making it more difficult for all other stockholders, even those who seek to increase stockholder value, to participate in a proxy contest, thereby protecting the seats of incumbent Board members.

Furthermore, on February 27, 2014, Third Point sent formal notice (the “Nomination Notice”) to the Company that it would nominate Dan Loeb, Harry Wilson and Olivier Reza for election to the Board at the Annual Meeting. That very day, the Company responded with an investor call and a press release, revealing that the Board had no intention of objectively considering Third Point’s nominees, characterizing the nominations as “unfortunate” and stating that it was “disappointed that Third Point has chosen this path.” The Company has continued to refuse to engage in collaborative dialogue with Third Point regarding the Third Point Nominees.

•	The Company’s directors “lack the fresh perspective necessary to overhaul the Company’s challenged operational structure and cure its cultural malaise” (page 2);

Response: Third Point notes that the majority of the directors on the Board have served on the Board for seven or more years, and Third Point has been troubled by the leadership, stockholder misalignment, strategic direction and Board governance of the Company during their tenure. The Company’s struggles are evidenced by its disappointing performance in the significant growth categories of contemporary and modern art, its inability to develop and implement a coherent plan for an interest sales strategy, its chronically weak operating margins and a deteriorating competitive position relative to Christie’s. The current directors have had the ability to turn the Company around over the past several years, and they have failed to do so. Whereas the Third Point Nominees bring fresh new perspectives and valuable experience to the Board that Third Point believes will help guide the Company back in the right direction.

•	“[N]o action could have revealed more clearly the need for new blood and fresh views in the boardroom at this critical inflection point for the Company” (page 2);

Response: This statement refers to the Board’s knee-jerk reaction to adopt the poison pill to protect their incumbent Board members in the face of stockholder pressure for strategic changes and a call to increase value for all stockholders. As described in our response above, Third Point believes that the poison pill was adopted as a means to entrench the current Board members, and was not adopted with stockholders’ best interests in mind.

•	“[The new director nominees] came only in response to stockholder pressure…” (page 2);

Mr. Nicholas P. Panos

March 28, 2014

Response: As noted above, the majority of incumbent directors have served on the Board for seven or more years. Year after year, the same directors were nominated for election to the Board, with little change. After the October Letter and the Nomination Notice, and Third Point’s repeated criticism that the current members of the Board had served on the Board for far too long, the Company finally nominated two new directors to be voted on the Board at the Annual Meeting. Third Point does not believe that these changes would have been made if not for stockholder pressure to update the composition of the Board.

•	“[T]he Company’s proposed Board also lacks an expert in the type of fundamental corporate restructuring that the Company must undertake” (page 3); and

Response: Third Point believes that there is much that can be done to enhance the Company’s competitive position, refocus its strategy and boost stockholder value, and it does not believe that the Company’s proposed slate of directors includes a candidate with sufficient expertise in fundamental corporate restructuring. On the other hand, Third Point believes that its nominees, especially Harry J. Wilson, a nationally-recognized expert in corporate restructurings and turnarounds and in leading complicated businesses through corporate transitions, have the requisite experience and expertise to guide the Company to success.

•	The board has treated “critical cost-cutting . . . only superficially” (page 3).

Response: Third Point believes that the Company’s recent cost-cutting and other measures were only implemented in response to the October Letter and pressure from stockholders to make changes at the Company. Third Point is not alone in making this observation. Please see the following news articles, which Third Point will provide copies of upon the Staff’s request: “Sotheby’s to Pay Special Dividend,” published on January 29, 2014 at www.online.wsj.com or “Sotheby’s, Under Pressure, to Pay Special Dividend and Buy Back Shares,” published on January 29, 2014 at www.nytimes.com. Furthermore, the biggest changes announced by the Company, namely the special dividend and share repurchase program, may return capital to stockholders, but do not address the more pressing, and more fundamental, leadership, strategic and operational problems currently facing the Company.

Support for opinions or beliefs, even if stated as such, should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view towards disclosure. Please provide supplemental information or further disclosure in the document to support these statements.

Response: Please refer to our supplemental disclosures above.

Mr. Nicholas P. Panos

March 28, 2014

6. Comment: You disclose that since your initial Schedule 13D filing, which appears to have been made on August 26, 2013, the Company has made certain improvements, including the evaluation of the Company’s real estate holdings in New York and London. However, it appears that, as disclosed in its Form 10-Q filed on May 9, 2013, the Company commenced review of its real estate holdings in New York in May 2013, prior to your initial filing. Please revise or advise.

Response: The Staff correctly notes that the Company disclosed in its Form 10-Q filed on May 9, 2013 that it had engaged external real estate professionals to assist in assessing the value of Sotheby’s headquarters in New York and evaluating available alternatives. The Form 10-Q did not mention, however, any assessment of the London real estate holdings. In this regard, Third Point notes that the Company issued a press release on January 29, 2014, in which the special dividend and share repurchase program were also announced, detailing that it anticipated efforts over the next twelve to twenty-four months to evaluate its real estate holdings in New York and London, which were aimed to unlock significant value for stockholders. It further stated that it was then conducting a bidding process to explore relocating or selling a portion of its New York headquarters building and expected to choose a path shortly. It is clear that while the Company may have preliminarily commenced an assessment of its New York real estate holdings prior to Third Point’s initial Schedule 13D filing, it only accelerated such assessment and took real action after the initial Schedule 13D was filed.

7. Comment: You disclose that “none of the Third Point nominees has any contract, arrangement or understanding with the Company, and no other direct financial interest concerning the Company.” Please tell us in your response, with a view towards enhanced disclosure, whether any of the nominees has any indirect financial or other interests in the Company. We refer you to Item 5(b)(1) of Schedule 14A.

Response: Third Point hereby confirms that, other than as set forth in the Proxy Statement, no Third Point Nominee has any indirect financial or other interests in the Company. Third Point revised the last sentence on Page 3 of the Proxy Statement to disclose what is required by Item 5(b)(1) of Schedule 14A.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting, page 9

8. Comment: We noticed that the proxy statement and the white proxy card will be available at a dedicated website. Please confirm that the participants are not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

Mr. Nicholas P. Panos

March 28, 2014

Response: Third Point hereby confirms to the Staff that it is not relying upon Rule 14a-16 to engage in the electronic distribution of the proxy statement as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f).

Information About the Company, page 13

9. Comment: We note the phrase “among other things” in the third paragraph of this section. Please revise to refer specifically to all information that is being omitted from your proxy statement in reliance on Rule 14a-5(c).

Response: Third Point acknowledges the Staff’s comment and has deleted the words “among other things” in the second sentence of the third paragraph on Page 13 of the Proxy Statement.

Appendix A

10. Comment: We noticed the disclosure that “none of the Third Point Nominees was involved in any event that would be required to be disclosed under Item 401(f) of Regulation S-K, promulgated by the SEC under the Exchange Act.” Given that Item 401(f) would not necessarily apply to such persons, and in light of the requirement to disclose criminal convictions within the last ten years to the extent specified in Item 5(b)(1)(iii) of Schedule 14A, please provide us with a written response on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

Response: On behalf of the Third Point Entities, we hereby confirm to the Staff that none of the Third Point Nominees have, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

* * *

Please be advised that, in connection with the Comment Letter and Third Point’s responses hereto, on behalf of the Third Point Entities and the Third Point Nominees, we hereby acknowledge the Staff’s position that (i) the Third Point Entities and the Third Point Nominees are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Third Point Entities’ and the Third Point Nominees’ comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Third Point Entities and the Third Point Nominees may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Nicholas P. Panos

March 28, 2014

We hope that the foregoing is responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (949) 451-4343.

Sincerely,

/s/ James J. Moloney

James J. Moloney

Cc:	Luna Bloom, Securities and Exchange Commission

Josh Targoff, Third Point LLC

Eduardo Gallardo, Gibson, Dunn & Crutcher LLP